Mail Stop 4561

September 23, 2009

Kevin Miller, President
Mobieyes Software, Inc.
14835 East Bluff Road
Milton, GA 30004

> **Re: Mobieyes Software, Inc.**
> **Form 8-K Filed August 10, 2009**
> **File No. 333-157565**

Dear Mr. Miller:

   We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Craig Wilson
                         Senior Assistant Chief Accountant